金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2006 SEP 12 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

6 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06016740

EXEMPTION # 82-3604

PROCESSED
SEP 1? 2006
THOMSON

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Approval In-Principle for Listing of New GPIL Shares Pursuant to Scheme of GP Industries Limited	8 August 2006
Overseas Regulatory Announcement – Notice of Extraordinary General Meeting of GP Industries Limited	11 August 2006
Overseas Regulatory Announcement – Despatch of Circular to Shareholders of GP Industries Limited	11 August 2006
Overseas Regulatory Announcement – Notice of Meeting of CIH Limited	11 August 2006
Overseas Regulatory Announcement – Proposed Scheme of Arrangement of CIH Limited - Despatch of Scheme Document	11 August 2006
Announcement – 2006/07 First Quarter Results of GP Industries Limited and CIH Limited	14 August 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in CIH Limited	16 August 2006
Overseas Regulatory Announcement – Change in the Company's Shareholdings in CIH Limited	16 August 2006

香港新界葵涌葵樂路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Dealings Disclosure of GP Industries Limited for 16 August 2006.	16 August 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in CIH Limited	17 August 2006
Overseas Regulatory Announcement – Change in the Company's Shareholdings in CIH Limited	17 August 2006
Overseas Regulatory Announcement – Dealings Disclosure of GP Industries Limited for 17 August 2006.	17 August 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in CIH Limited	18 August 2006
Overseas Regulatory Announcement – Change in the Company's Shareholdings in CIH Limited	18 August 2006
Overseas Regulatory Announcement – Dealings Disclosure of GP Industries Limited for 18 August 2006.	18 August 2006
Announcement – Discloseable Transaction – Acquisition of CIHL Shares by GP Industries Limited.	21 August 2006
Overseas Regulatory Announcement – Change in GP Industries' Shareholdings in CIH Limited	21 August 2006
Overseas Regulatory Announcement – Change in the Company's Shareholdings in CIH Limited	21 August 2006
Overseas Regulatory Announcement – Dealings Disclosure of GP Industries Limited for 21 August 2006.	21 August 2006
Overseas Regulatory Announcement – Joint Announcement of Results of Court Meeting of CIH Limited and EGM of GP Industries Limited on 30 August 2006	30 August 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

Exemption #82-3604

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

APPROVAL IN-PRINCIPLE FOR LISTING OF NEW GPIL SHARES PURSUANT TO SCHEME

The Board of Directors (the "**Board**") of GP Industries Limited (the "**Company**") refers to the joint announcement by the Company and CIH Limited ("**CIHL**") dated 3 February 2006 (the "**Scheme Announcement**") in connection with a proposed scheme of arrangement (the "**Scheme**") to privatise CIHL under Section 210 of the Companies Act, Chapter 50 of Singapore (the "**Act**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Announcement.

The Board wishes to announce that pursuant to the Scheme Announcement, it has on 8 August 2006 obtained the approval in-principle of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the listing and quotation of up to 133,066,667 new ordinary shares in the capital of the Company (the "**New GPIL Shares**") to be issued and allotted in connection with the Scheme (the "**Listing**").

The in-principle approval of the SGX-ST for the Listing was granted subject to the following conditions:

(a) the approval of the shareholders of GPIL for the Scheme; and

(b) the Scheme becoming effective.

The SGX-ST's approval for the listing is not to be taken as an indication of the merits of the Scheme or the listing of the New GPIL Shares.

The Directors of the Company (including any Director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
8 August 2006

GP INDUSTRIES

Exemption #82-3604

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

RECEIVED
2006 SEP 12 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Members of GP Industries Limited (the "**Company**") will be held at Meeting Room 309, Level 3, Suntec Singapore International Convention & Exhibition Centre, 1 Raffles Boulevard, Suntec City, Singapore 039593 on 30 August 2006 at 4.00 p.m. for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolution which will be proposed as an Ordinary Resolution:

ORDINARY RESOLUTION

Approval of the Scheme

That:

(a) the privatisation of CIH Limited ("**CIHL**") by the Company by way of a scheme of arrangement (the "**Scheme**", which expression shall include any such revised Scheme) pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore on the terms and conditions set out in the scheme document dated 11 August 2006 issued by CIHL in relation to the Scheme (or on such other terms and conditions as the Directors may deem to be in the interests of the Company and its shareholders) be and is hereby approved;

(b) the Directors be authorised to allot and issue up to 133,066,667 new ordinary shares in the capital of the Company (the "**New GPIL Shares**") pursuant to the Scheme;

(c) (i) the renouncement (the "**Renouncement**") by the Company in favour of its shareholders of the Company's entitlement to the special dividend of S$0.40 for each ordinary share in CIHL to be paid by CIHL pursuant to the Scheme; and

(ii) pursuant to the Renouncement and subject to the receipt by the Company in full of its entitlement to such dividend, the payment by the Company of such dividend to all shareholders of the Company in proportion to their holdings of ordinary shares in the Company as at a books closure date to be determined by the Directors,

be and are hereby approved; and

(d) the Directors and each of them be and hereby authorised to complete and do all such acts and things (including executing all such documents as may be required in connection with the Scheme, the issue of the new GPIL Shares pursuant to the Scheme and the Renouncement) as they or he may consider desirable, necessary or expedient to give full effect to this Ordinary Resolution, the Scheme, the issue of the New GPIL Shares pursuant to the Scheme and the Renouncement.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary

11 August 2006
Singapore

Notes:

1. A Member of the Company entitled to attend and vote at the Extraordinary General Meeting (the "**Meeting**") is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.
2. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 not less than 48 hours before the time appointed for holding the Meeting.

Member

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

DESPATCH OF CIRCULAR TO SHAREHOLDERS

The Board of Directors (the "**Board**") of GP Industries Limited (the "**Company**") refers the proposed scheme of arrangement (the "**Scheme**") to privatise CIH Limited ("**CIHL**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings given to them in the joint announcement dated 3 February 2006 made by the Company and CIHL in connection with the Scheme.

The Board wishes to announce that the Company has today despatched to shareholders of the Company ("**Shareholders**"), a circular dated 11 August 2006 ("**Circular**") containing, *inter alia*, details of the Scheme, the issue of up to 133,066,667 new ordinary shares in the capital of the Company (the "**New GPIL Shares**") to be issued and allotted pursuant to the Scheme, the renouncement (the "**Renouncement**") of the Company's entitlement to the special dividend of S$0.40 for each ordinary share in CIHL to Shareholders as at a books closure date to be determined by the Board, and the recommendation of the directors of the Company (who are considered independent for the purposes of the Scheme) in relation to the Scheme, the issue of the New GPIL Shares and the Renouncement.

The Board would also like to refer Shareholders to the announcement by the Company dated 11 August 2006 setting out the notice of extraordinary general meeting convened in connection with the Scheme, the issue of the New GPIL Shares and the Renouncement.

Shareholders who do not receive the Circular within a week from the date hereof should contact the share registrar of the Company in Singapore, namely Lim Associates (Pte) Ltd situate at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315.

The Directors of the Company (including any Director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure, to the best of their knowledge and belief, that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
11 August 2006

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Exemption #82-3604

Originating Summons)
Number 1505 of 2006/P)

In the Matter of
CIH Limited
(Company Registration No. 199106357H)

And

In the Matter of Section 210 of
the Companies Act, Chapter 50
(Revised Edition 1994)

SCHEME OF ARRANGEMENT

under Section 210 of the Companies Act, Chapter 50

Between

CIH Limited

And

the Scheme Shareholders (as defined herein)

And

GP Industries Limited
(Company Registration No. 199502128C)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that by an Order of Court dated 8 August 2006 made in the above matter, the High Court of the Republic of Singapore has directed a Meeting to be convened of the Scheme Shareholders (as defined in the Schedule below) of CIH Limited (the "**Company**"), and such Meeting shall be held at Meeting Room 308, Level 3, Suntec Singapore International Convention & Exhibition Centre, 1 Raffles Boulevard, Suntec City, Singapore 039593 on 30 August 2006 at 2.00 p.m., for the purpose of considering and, if thought fit, approving (with or without modification) the following resolution:

> "That the Scheme of Arrangement dated 11 August 2006 proposed to be made pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore, between (1) the Company, (2) the Scheme Shareholders and (3) GP Industries Limited, a copy of which has been circulated with the Notice convening this Meeting, be and is hereby approved."

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 211 of the Companies Act, Chapter 50 of Singapore (the "**Act**"), are incorporated in the printed document of which this Notice forms part. Copies of the printed document of which this Notice forms part may be obtained on request at the registered office of the Company situate at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 or at the office of the Company's share registrar, Lim Associates (Pte) Ltd, situate at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 during usual business hours on any day (other than a public holiday, Saturday or Sunday) prior to the day appointed for the Meeting.

A Scheme Shareholder may vote in person at the said Meeting or may appoint one (and not more than one) person, whether a member of the Company or not, as his proxy to attend and vote in his stead.

A form of proxy applicable for the said Meeting is enclosed with the printed document of which this Notice forms part.

It is requested that forms appointing proxies be lodged at the registered office of the Company situate at 1 Temasek Avenue, #18-02 Millenia Tower Singapore 039192, not less than 48 hours before the time appointed for the Meeting, but if the forms are not so lodged, they may be handed to the Chairman of the Meeting.

In the case of joint Scheme Shareholders, any one of such persons may vote, but if more than one of such persons be present at the Meeting, the person whose name stands first on the Register of Members of the Company or (as the case may be) the Depository Register (as defined in Section 130A of the Act) shall alone be entitled to vote.

By the said Order of Court, the Court has appointed Victor Lo Chung Wing, or failing him Chau Kwok Wai, to act as the Chairman of the said Meeting and has directed the Chairman to report the results thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court.

THE SCHEDULE

Expression	Meaning
"**Scheme Shareholders**"	Persons who hold ordinary shares in the capital of the Company, other than GP Industries Limited

Dated this 11 August 2006

ALLEN & GLEDHILL
One Marina Boulevard #28-00
Singapore 018989

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

PROPOSED SCHEME OF ARRANGEMENT - DESPATCH OF SCHEME DOCUMENT

The Board of Directors (the "**Board**") of CIH Limited (the "**Company**") refers to the proposal to privatise the Company by way of a scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings as those given to them in the joint announcement dated 3 February 2006 made by the Company and GP Industries Limited in connection with the Scheme.

The Board wishes to announce that the Company has today despatched to shareholders of the Company ("**Shareholders**") a scheme document dated 11 August 2006 ("**Scheme Document**") containing, *inter alia*, details of the Scheme, the advice of HL Bank, the independent financial adviser to the independent Directors of the Company for the purposes of the Scheme (the "**Independent Directors**"), and the recommendation of the Independent Directors in connection with the Scheme.

The Board would also like to refer Shareholders to the announcement by the Company dated 11 August 2006 setting out the notice of the Court Meeting to be convened in connection with the Scheme.

Shareholders who do not receive the Scheme Document within a week from the date hereof and persons entitled to attend the Court Meeting (as defined in the Scheme Document) who wish to obtain additional copies of the Scheme Document may obtain copies during usual business hours on any day (other than a public holiday, Saturday or Sunday) prior to the day appointed for the Court Meeting at:

(a) the registered office of the Company situate at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192; or

(b) the office of the Company's share registrar, Lim Associates (Pte) Ltd, situate at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315.

The Directors of the Company (including any Director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD

Caroline Yeo
Company Secretary
11 August 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2006/2007 First Quarter Results of GP Industries Limited and CIH Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the quarter ended June 30, 2006 and the unaudited consolidated results of CIH Limited for the quarter ended June 30, 2006. GP Industries' turnover increased by 3% to S$94.2 million and its net profits decreased by 17.6% to S$3.7 million for the quarter ended June 30, 2006. CIHL's turnover decreased by 20.2% to S$2.2 million and it recorded a profit of S$0.2 million for the quarter ended June 30, 2006.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the quarter ended June 30, 2006 and the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the quarter ended June 30, 2006. GP Industries and CIHL are subsidiaries of the Company and are listed on the Singapore Exchange Securities Trading Limited.

CIH LIMITED
UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

	2006/2007		2005/2006	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	2,196	10,584	2,750	12,939
Cost of sales	(2,070)	(9,977)	(2,193)	(10,318)
Gross profit	126	607	557	2,621
Other operating income	4,624	22,287	3,378	15,893
Distribution expenses	(575)	(2,771)	(557)	(2,621)
Administrative expenses	(2,658)	(12,811)	(2,308)	(10,859)
Exchange (loss) gain	(408)	(1,966)	1,740	8,187
Other operating expenses	(107)	(516)	(80)	(376)
Finance costs	(491)	(2,367)	(290)	(1,364)
Profit before share of results of associates	511	2,463	2,440	11,481
Share of results of associates	(12)	(58)	(153)	(720)
Profit before taxation from continuing operations	499	2,405	2,287	10,761
Taxation	(295)	(1,422)	(296)	(1,393)
Profit after taxation from continuing operations	204	983	1,991	9,368
Discontinued operations: Loss after taxation from discontinued operations	-	-	(2,660)	(12,516)
Profit (Loss) for the period	204	983	(669)	(3,148)
Attributable to:				
Equity shareholders of CIHL	208	1,002	(1,034)	(4,865)
Minority interests	(4)	(19)	365	1,717
	204	983	(669)	(3,148)
	S cents	HK cents	S cents	HK cents
Earnings per share				
From continuing operations	0.16	0.77	1.56	7.34
From discontinued operations	-	-	(2.37)	(11.15)
Total	0.16	0.77	(0.81)	(3.81)

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

During the first quarter ended June 30, 2006, CIHL Group registered a turnover of S$2.2 million comprising mainly sales of light fitting products, a decrease of approximately 20% over the same period last year. The higher sales recorded last year were mainly due to the supply of light fitting products to a major customer project.

CIHL Group recorded an operating profit of S$511,000 before share of results of associated companies versus S$2.44 million profit from the corresponding quarter last year. This was mainly due to the higher turnover for last year, lower gross margin for this quarter as a result of rising costs of raw materials and components and the increase in minimum wages in China. There is also a net exchange loss incurred for the quarter. This was mainly attributable to an unrealised exchange loss of approximately S$408,000 on receivables and bank balances denominated in United States dollars, which weakened against the Singapore dollar at the close of this quarter.

Competition in the light fittings business in China remains very keen. CIHL Group continued to take measures to cut down operating costs and improve sales. The increasing trend of export sales to Middle East and Australia was encouraging.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

	2006/2007		2005/2006	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	94,249	454,262	91,477	430,399
Cost of sales	(74,241)	(357,827)	(74,055)	(348,429)
Gross profit	20,008	96,435	17,422	81,970
Other operating income	6,171	29,743	7,294	34,318
Distribution costs	(9,037)	(43,557)	(8,413)	(39,583)
Administrative expenses	(13,582)	(65,463)	(11,912)	(56,046)
Exchange (loss) gain	(318)	(1,533)	1,659	7,806
Other operating expenses	(336)	(1,619)	(449)	(2,113)
Profit from operations	2,906	14,006	5,601	26,352
Finance costs	(3,731)	(17,982)	(2,514)	(11,828)
Share of results of associates	6,753	32,548	6,176	29,058
Profit before taxation from continuing operations	5,928	28,572	9,263	43,582
Taxation	(2,030)	(9,784)	(2,003)	(9,424)
Profit after taxation from continuing operations	3,898	18,788	7,260	34,158
Discontinued operations: Loss after taxation from discontinued operations	-	-	(2,660)	(12,515)
Profit for the period	3,898	18,788	4,600	21,643
Attributable to:				
Equity holders of GP Industries	3,744	18,045	4,544	21,380
Minority interests	154	743	56	263
	3,898	18,788	4,600	21,643
	S cents	HK cents	S cents	HK cents
Earnings per share				
From continuing operations	0.81	3.90	1.44	6.78
From discontinued operations	-	-	(0.45)	(2.12)
Total	0.81	3.90	0.99	4.66

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

Sales from continuing operations increased by 3% to S$94 million during the quarter ended June 30 ("Q1"), 2006, despite a strong Singapore dollar which appreciated 3% against US dollar when comparing with the same period last year. Increased sales of our branded speaker products contributed to improve our gross margin. Profit after taxation from continuing operations, however, decreased from S$7.3 million to S$3.9 million due to lower other operating income, unfavorable exchange rates and higher interest expenses.

During the previous financial year ended March 31, 2006, CIHL divested its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"). Loss after taxation attributable to the disposed CAHL during Q1 last year, which amounted to S$2.7 million, is presented separately under "discontinued operations".

Profit attributable to equity holders of GP Industries decreased from S$4.5 million to S$3.7 million.

Basic earnings per share ("EPS")
Based on a weighted average number of 459,598,564 shares in issue (2005: 459,035,486 shares), basic EPS from continuing operations for the quarter under review decreased from 1.44 Singapore cents to 0.81 Singapore cents. Basic EPS for the quarter, including profit attributable to shareholders from both continuing and discontinued operations, decreased from 0.99 Singapore cents to 0.81 Singapore cents.

BUSINESS REVIEW

Electronics Division:
The Electronics Division reported a 4% increase in sales when compared with the corresponding period last year.

The electronics and components business reported a sales decrease of 11% due mainly to reduced sales in some consumer electronics products. Excluding the S$1.2 million patent income received in Q1 last year, operating profit before interest, taxation and exceptional items ("PBIT") from the electronics business remained steady as a result of new product introductions. Contribution from the components manufacturing associates decreased by 10%. The combined effect of lower contributions from the component associates and reduced other operating income resulted in a 30% reduction in overall PBIT contribution from the electronic and component business when compared with Q1 last year.

Sales from the wire harness business increased by 3% due mainly to increase in export sales to Japan and the US. Higher distribution cost resulted in a 21% decrease in profit contribution from subsidiaries. Contributions from the wire harness associates in China improved significantly as market demand improved. GP Industries Group's 44.75% owned cable associate LTK continued its good performance with strong revenue growth of more than 35% and higher profit contribution. As a result, overall PBIT from the wire harness and cable business improved by 35%.

Sales from the acoustics business increased by 25% over the same period last year as a result of introducing new products that are well received in the market. Sales to Europe increased by 48% and sales to the US increased by 10%. Accordingly, loss before interest, taxation and exceptional items decreased substantially.

CIHL (67.87% owned at June 30, 2006):
CIHL's profit before taxation decreased from S$2.3 million to S$0.5 million due mainly to an exchange loss of S$0.4 million, compared to a gain of S$1.7 million in the corresponding quarter last year. The project-based light fittings business contributed a turnover of S$2.2 million, compared to S$2.8 million for the corresponding quarter last year.

GP Batteries International Limited ("GP Batteries") (49.00% owned at June 30, 2006):
GP Batteries' turnover for the quarter ended June 30, 2006 was S$187 million, a decrease of 14% over the corresponding quarter last year. The profit after tax attributable to equity holders of GP Batteries for the quarter was S$2.2 million, against a profit of S$3.6 million for the corresponding quarter last year.

Turnover decreased mainly due to market reactions to the price increase of Nickel Metal Hydride rechargeable batteries that GP Batteries has undertaken, and the continued keen competition of Lithium Ion batteries. However, turnover of Carbon Zinc primary cylindrical batteries increased by about 12%.

Gross profit margin remained steady but net profit margin declined as a result of a decrease in turnover.

PROSPECTS

Volatile material prices will continue to affect GP Industries Group's businesses. Appreciation of the Chinese Renminbi will increase the costs in China and increased interest rates will continue to affect GP Industries Group's borrowing costs. High metal prices will continue to affect GP Batteries' operating margins in the coming months while keen competition in most sectors makes it difficult to pass cost increase to customers.

GP Industries Group will continue to focus on further strengthening of core businesses by investing into new product development, intensifying cost improvement activities and strengthening GP Industries Group's sales and distribution capabilities. With this strategy, the outlook for the Electronics Division is improving despite the difficult market environment.

On February 3, 2006, CIHL and GP Industries jointly announced a proposal to privatize CIHL by way of scheme of arrangement (the "Scheme"). An Order of Court dated August 8, 2006 in relation to the Scheme has directed a Court Meeting to be convened. On August 11, 2006, CIHL has dispatched the Scheme documents to shareholders of CIHL other than GP Industries (the "Scheme Shareholders"). The Court Meeting for Scheme Shareholders to approve the Scheme will be held on August 30, 2006. Subject to Scheme Shareholders' approval, the Scheme will be submitted to the High Court of Singapore for sanction. In addition, GP Industries will hold an Extraordinary General Meeting on August 30, 2006 to seek shareholders' approval of the proposed privatization of CIHL.

BOARD OF DIRECTORS

As at the date of this annoucement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung and Mr. Chau Kwok Wai as Executive Directors, Mr. Raymond Wong Wai Kan and Mr. Vincent Cheung Ting Kau as Non-Executive Directors and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, August 14, 2006

www.goldpeak.com

Exemption#82-3604

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2006 20:32:26
Announcement No.	00116

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-08-2006
2.	Name of Substantial Shareholder *	GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	16-08-2006
2.	The change in the percentage level	From 67.873 % To 68.376 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 650,000 shares on 16 August 2006 at an average price of S$2.091 (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	87,730,426	0
As a percentage of issued share capital	67.873 %	0 %
No. of shares held after the change	88,380,426	0
As a percentage of issued share capital	68.376 %	0 %

Footnotes	The percentage of issued share capital is based on 129,256,327 shares in issue.
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2006 20:35:38
Announcement No.	00117

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-08-2006
2.	Name of Substantial Shareholder *	Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 16-08-2006

2. The change in the percentage level: From 67.873 % To 68.376 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market purchase of 650,000 shares on 16 August 2006 at an average price of S$2.091 (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	87,730,426
As a percentage of issued share capital	0 %	67.873 %
No. of shares held after the change	0	88,380,426
As a percentage of issued share capital	0 %	68.376 %

Footnotes

1. The percentage of issued capital is based on 129,256,327 shares in issue.

2. Shares held afer change amounting to 88,380,426 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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GP INDUSTRIES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

DEALINGS DISCLOSURE FOR 16 AUGUST 2006

1. Introduction

GP Industries Limited (the "**Company**") refers to the Scheme Document dated 11 August 2006 (the "**Scheme Document**") in relation to the proposal to privatise CIH Limited ("**CIHL**") by way of a scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Document.

2. Dealings

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to announce that on 16 August 2006, the Company had acquired ordinary shares in the capital of CIHL (the "**Shares**"), details of which are set out below:

Number of Shares acquired	650,000
Total percentage of issued share capital of CIHL[1] acquired by the Company and parties acting in concert with the Company	**0.503%**

3. Current Shareholdings of the Company and Parties Acting or Deemed to be Acting in Concert with the Company

The breakdown of the number of Shares owned or agreed to be acquired by the Company as at 16 August 2006 is as follows:

	Number of Shares	**Percentage of issued Shares (%)**
Shares owned, controlled or agreed to be acquired by the Company, parties acting or deemed to be acting in concert with the Company as at 3 February 2006, being the date of the announcement of the Scheme	87,730,426	67.873

[1] Unless otherwise stated, all references in this Announcement to the "issued share capital of CIHL" are based on the issued share capital of CIHL of S$201,553,536, comprising 129,256,327 Shares as at 7 August 2006.

	Number of Shares	Percentage of issued Shares (%)
Shares agreed to be acquired by the Company on 16 August 2006 and the consideration to be paid by the Company[2]	45,000 at S$2.08 per Share	0.035
	525,000 at S$2.09 per Share	0.406
	80,000 at S$2.10 per Share	0.062
Total	**88,380,426**	**68.376**

Accordingly, as at 16 August 2006, the Company and parties acting or presumed to be acting in concert with the Company owned, controlled or had agreed to acquire an aggregate of 88,380,426 Shares, representing approximately 68.376 per cent. of the issued Shares.

4. Responsibility Statement

The directors of the Company have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to CIHL and its subsidiaries and associated companies), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
16 August 2006

2 Excludes brokerage commissions, clearing fees and GST.

Exemption#82-3604

RECEIVED **Print this page**

2006 SEP 12 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2006 18:47:33
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	17-08-2006
2.	Name of Substantial Shareholder *	GP Industries Limited
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	Information relating to shares held in the name of the Registered Holder	

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	17-08-2006
2.	The change in the percentage level	From 68.376 % To 69.540 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 1,505,000 shares on 17 August 2006 at an average price of S$2.095 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	88,380,426	0
As a percentage of issued share capital	68.376 %	0 %
No. of shares held after the change	89,885,426	0
As a percentage of issued share capital	69.540 %	0 %

Footnotes: The percentage of issued share capital is based on 129,256,327 shares in issue.

Attachments: Total size = **0**
(2048K size limit recommended)

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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2006 18:49:47
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	17-08-2006
2.	Name of Substantial Shareholder *	Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	17-08-2006
2.	The change in the percentage level	From 68.376 % To 69.540 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 1,505,000 shares on 17 August 2006 at an average price of S$2.095 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	88,380,426
As a percentage of issued share capital	0 %	68.376 %
No. of shares held after the change	0	89,885,426
As a percentage of issued share capital	0 %	69.540 %

Footnotes

1. The percentage of issued capital is based on 129,256,327 shares in issue.

2. Shares held after the change amounting to 89,885,426 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Exemption#82-3604

GP INDUSTRIES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

DEALINGS DISCLOSURE FOR 17 AUGUST 2006

1. **Introduction**

GP Industries Limited (the "**Company**") refers to the Scheme Document dated 11 August 2006 (the "**Scheme Document**") in relation to the proposal to privatise CIH Limited ("**CIHL**") by way of a scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Document.

2. **Dealings**

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to announce that on 17 August 2006, the Company had acquired ordinary shares in the capital of CIHL (the "**Shares**"), details of which are set out below:

Number of Shares acquired	1,505,000
Total percentage of issued share capital of CIHL[1] acquired by the Company and parties acting in concert with the Company	1.164%

3. **Current Shareholdings of the Company and Parties Acting or Deemed to be Acting in Concert with the Company**

The breakdown of the number of Shares owned or agreed to be acquired by the Company as at 17 August 2006 is as follows:

	Number of Shares	**Percentage of issued Shares (%)**
Shares owned, controlled or agreed to be acquired by the Company, parties acting or deemed to be acting in concert with the Company as at 3 February 2006, being the date of the announcement of the Scheme	87,730,426	67.873
Shares acquired or agreed to be acquired by the Company after 3 February 2006 and before 17 August 2006	650,000	0.503

---

1 Unless otherwise stated, all references in this Announcement to the "issued share capital of CIHL" are based on the issued share capital of CIHL of S$201,553,536, comprising 129,256,327 Shares as at 7 August 2006.

	Number of Shares	Percentage of issued Shares (%)
Shares agreed to be acquired by the Company on 17 August 2006 and the consideration to be paid by the Company[2]	755,000 at S$2.09 per Share	0.584
	750,000 at S$2.10 per Share	0.580
Total	89,885,426	69.540

Accordingly, as at 17 August 2006, the Company and parties acting or presumed to be acting in concert with the Company owned, controlled or had agreed to acquire an aggregate of 89,885,426 Shares, representing approximately 69.540 per cent. of the issued Shares.

4. **Responsibility Statement**

The directors of the Company have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to CIHL and its subsidiaries and associated companies), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
17 August 2006

2 Excludes brokerage commissions, clearing fees and GST.

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	18-Aug-2006 18:22:51
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-08-2006
2.	Name of Substantial Shareholder *	GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 18-08-2006

2. The change in the percentage level: From 69.54 % To 70.56 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market purchase of 1,318,000 shares on 18 August 2006 at an average price of S$2.088 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	89,885,426	0
As a percentage of issued share capital	69.54 %	0 %
No. of shares held after the change	91,203,426	0
As a percentage of issued share capital	70.56 %	0 %

Footnotes: The percentage of issued share capital is based on 129,256,327 shares in issue.

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	18-Aug-2006 18:25:56
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 18-08-2006
2. Name of Substantial Shareholder * — Gold Peak Industries (Holdings) Limited
3. Please tick one or more appropriate box(es): *
   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 18-08-2006

2. The change in the percentage level: From 69.54 % To 70.56 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market purchase of 1,318,000 shares on 18 August 2006 at an average price of S$2.088 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	89,885,426
As a percentage of issued share capital	0 %	69.54 %
No. of shares held after the change	0	91,203,426
As a percentage of issued share capital	0 %	70.56 %

Footnotes

1. The percentage of issued capital is based on 129,256,327 shares in issue.

2. Shares held after the change amounting to 91,203,426 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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GP INDUSTRIES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

DEALINGS DISCLOSURE FOR 18 AUGUST 2006

1. Introduction

GP Industries Limited (the "**Company**") refers to the Scheme Document dated 11 August 2006 (the "**Scheme Document**") in relation to the proposal to privatise CIH Limited ("**CIHL**") by way of a scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Document.

2. Dealings

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to announce that on 18 August 2006, the Company had acquired ordinary shares in the capital of CIHL (the "**Shares**"), details of which are set out below:

Number of Shares acquired	1,318,000
Total percentage of issued share capital of CIHL[1] acquired by the *Company and parties acting in concert with the Company*	1.020%

3. Current Shareholdings of the Company and Parties Acting or Deemed to be Acting in Concert with the Company

The breakdown of the number of Shares owned or agreed to be acquired by the Company as at 18 August 2006 is as follows:

	Number of Shares	Percentage of issued Shares (%)
Shares owned, controlled or agreed to be acquired by the Company, parties acting or deemed to be acting in concert with the Company as at 3 February 2006, being the date of the announcement of the Scheme	87,730,426	67.873
Shares acquired or agreed to be acquired by the Company after 3 February 2006 and before 18 August 2006	2,155,000	1.667

---

1 Unless otherwise stated, all references in this Announcement to the "issued share capital of CIHL" are based on the issued share capital of CIHL of S$201,553,536, comprising 129,256,327 Shares as at 7 August 2006.

	Number of Shares	Percentage of issued Shares (%)
Shares agreed to be acquired by the Company on 18 August 2006 and the consideration to be paid by the Company[2]	8,000 at S$2.07 per Share	0.006
	270,000 at S$2.08 per Share	0.209
	1,040,000 at S$2.09 per Share	0.805
Total	91,203,426	70.560

Accordingly, as at 18 August 2006, the Company and parties acting or presumed to be acting in concert with the Company owned, controlled or had agreed to acquire an aggregate of 91,203,426 Shares, representing approximately 70.560 per cent. of the issued Shares.

4. Responsibility Statement

The directors of the Company have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to CIHL and its subsidiaries and associated companies), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
18 August 2006

2 Excludes brokerage commissions, clearing fees and GST.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION
Acquisition of CIHL Shares by GP Industries

Financial adviser to Gold Peak Industries (Holdings) Limited

PLATINUM Securities

On 21 August 2006, the Board announced that, GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 4,647,000 CIHL Shares from the open market from 16 August 2006 to 21 August 2006 which were settled in cash from internal resources. The CIHL Shares were acquired at an average daily price ranged from approximately S$2.09 to approximately S$2.10 per CIHL Share respectively, excluding brokerage and other transaction costs, on the respective four trading days. The aggregate consideration for the share purchases amounted to approximately HK$48.1 million, excluding brokerage and other transaction costs.

Prior to the Acquisition, CIHL was an approximately 67.9% owned subsidiary of GP Industries which in turn is an approximately 87.0% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 59.1% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 71.5% and CIHL is effectively approximately 62.1% owned by the Company.

Based on the relevant percentage ratios under Rule 14.07 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

A circular containing, among other things, further details of the Acquisition, will be despatched to the Shareholders as soon as practicable.

THE ACQUISITION
GP Industries, a non wholly-owned subsidiary of the Company, acquired an aggregate of 4,647,000 CIHL Shares from the open market from 16 August 2006 to 21 August 2006 which were settled in cash from internal resources.

ASSETS BEING ACQUIRED
After the Acquisition, an aggregate of 4,647,000 CIHL Shares, representing approximately 3.6% of the entire issued share capital of CIHL, was acquired by GP Industries.

CONSIDERATION
GP Industries acquired an aggregate of 4,647,000 CIHL Shares from the open market from 16 August 2006 to 21 August 2006, which were settled in cash from internal resources. The shares of CIHL were acquired at an average daily price ranged from approximately S$2.09 to approximately S$2.10 per CIHL Share respectively, excluding brokerage and other transaction costs, on the respective four trading days. The aggregate consideration for the share purchases amounted to approximately HK$48.1 million, excluding brokerage and other transaction costs.

COMPLETION
The Acquisition was completed on 21 August 2006. Before the Acquisition, CIHL was an approximately 67.9% owned subsidiary of GP Industries which in turn is an approximately 87.0% owned subsidiary of the Company. As a result, CIHL was effectively an approximately 59.1% owned subsidiary of the Company. Upon Completion, the shareholding of GP Industries in CIHL has increased to approximately 71.5% and CIHL is effectively approximately 62.1% owned by the Company.

Based on the relevant percentage ratios under Rule 14.07 of the Listing Rules, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE ACQUISITION


Before the Acquisition
After the Acquisition
Company
87.0%
GP Industries
67.9%
CIHL
Company
87.0%
GP Industries
71.5%
CIHL

INFORMATION ON THE COMPANY
The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. After the Acquisition, CIHL is an approximately 71.5% owned subsidiary of GP Industries.

INFORMATION ON GP INDUSTRIES AND CIHL
GP Industries
GP Industries is a Singapore listed manufacturing and marketing group comprising three major businesses, namely electronics, light fittings products and batteries. It is an approximately 87.0% owned subsidiary of the Company and the main industrial investment vehicle of the Company. Upon Completion, GP Industries holds approximately 71.5% interest in CIHL.

CIHL
CIHL is a non wholly-owned subsidiary of GP Industries and holds investments in light fittings products and light emitting diode display screens. It has been listed on the Singapore Stock Exchange since 1992.

SUMMARY OF FINANCIAL RESULTS OF CIHL
A summary of the financial results of CIHL for the 15 months ended 31 March 2005 and for the financial year ended 31 March 2006 are as follows:

	For the 15 months ended 31 March 2005		For the financial year ended 31 March 2006	
	Audited (Re-stated) S$'000	Audited (Re-stated) HK$'000 Equivalent	Audited S$'000	Audited HK$'000 Equivalent
Turnover	12,972	64,211	7,918	39,194
Profit before tax and minority interests	1,430	7,079	566	2,802
Profit (loss) after tax and minority interests	433	2,143	(2,382)	(11,791)

The NAV of CIHL as at 31 March 2006 amounted to approximately S$338.4 million (equivalent to approximately HK$1,675.1 million).

REASONS FOR AND BENEFITS OF THE ACQUISITION
As the CIHL Shares currently has been traded at a discount to the NAV per CIHL Share of approximately S$2.618 of up to approximately 20%, the Board considered that it was a good opportunity for GP Industries to purchase additional CIHL Shares from the market and increase GP Industries's equity shareholding in CIHL in August 2006.

In light of the above, the Board believes that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the Shareholders as a whole.

GENERAL
A circular containing, among other things, further details of the Acquisition, will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

DEFINITIONS

"Acquisition"	the acquisition of an aggregate of 4,647,000 CIHL Shares from the open market during the period from 16 to 21 August 2006
"Board"	the board of Directors
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and a non wholly-owned subsidiary of GP Industries
"CIHL Share(s)"	share(s) of S$0.30 each in the share capital of CIHL
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Completion"	the completion of the Acquisition on 21 August 2006
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liabilities, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.0% owned subsidiary of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"NAV"	the consolidated net asset value of CIHL as at 31 March 2006 based on the audited financial statements of CIHL for the year ended 31 March 2006
"Shareholder(s)"	holder(s) of ordinary shares of HK$0.50 each of the Company
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent

In this announcement, unless otherwise stated, certain amounts denominated in Singapore dollars have been converted (for information only) into Hong Kong dollars at an exchange rate of S$1.00 = HK$4.95. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 21 August 2006
www.goldpeak.com

Exemption#82-3604

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	21-Aug-2006 18:10:32
Announcement No.	00099

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 21-08-2006
2. Name of Substantial Shareholder * — GP Industries Limited
3. Please tick one or more appropriate box(es): *
   - Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	21-08-2006
2.	The change in the percentage level	From 70.560 % To 71.468 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 1,174,000 shares on 21 August 2006 at an average price of S$2.086 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	**Deemed**
No. of shares held before the change	91,203,426	0
As a percentage of issued share capital	70.560 %	0 %
No. of shares held after the change	92,377,426	0
As a percentage of issued share capital	71.468 %	0 %

Footnotes	The percentage level of issued share capital is based on 129,256,327 shares in issue.
Attachments:	Total size = **0** (2048K size limit recommended)

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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	21-Aug-2006 18:12:22
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 21-08-2006

2. Name of Substantial Shareholder * — Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	21-08-2006
2.	The change in the percentage level	From 70.560 % To 71.468 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 1,174,000 shares on 21 August 2006 at an average price of S$2.086 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	91,203,426
As a percentage of issued share capital	0 %	70.560 %
No. of shares held after the change	0	92,377,426
As a percentage of issued share capital	0 %	71.468 %

Footnotes

1. The percentage of issued capital is based on 129,256,327 shares in issue.

2. Share held after the change amounting to 92,377,426 are held in the name of GP Industries Limited.

Attachments:

*Total size = **0***
(2048K size limit recommended)

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GP INDUSTRIES LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

DEALINGS DISCLOSURE FOR 21 AUGUST 2006

1. Introduction

GP Industries Limited (the "**Company**") refers to the Scheme Document dated 11 August 2006 (the "**Scheme Document**") in relation to the proposal to privatise CIH Limited ("**CIHL**") by way of a scheme of arrangement (the "**Scheme**") under Section 210 of the Companies Act, Chapter 50 of Singapore.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Scheme Document.

2. Dealings

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to announce that on 21 August 2006, the Company had acquired ordinary shares in the capital of CIHL (the "**Shares**"), details of which are set out below:

Number of Shares acquired	1,174,000
Total percentage of issued share capital of CIHL[1] acquired by the Company and parties acting in concert with the Company	0.908%

3. Current Shareholdings of the Company and Parties Acting or Deemed to be Acting in Concert with the Company

The breakdown of the number of Shares owned or agreed to be acquired by the Company as at 21 August 2006 is as follows:

	Number of Shares	**Percentage of issued Shares (%)**
Shares owned, controlled or agreed to be acquired by the Company, parties acting or deemed to be acting in concert with the Company as at 3 February 2006, being the date of the announcement of the Scheme	87,730,426	67.873
Shares acquired or agreed to be acquired by the Company after 3 February 2006 and before 21 August 2006	3,473,000	2.687

1 Unless otherwise stated, all references in this Announcement to the "issued share capital of CIHL" are based on the issued share capital of CIHL of S$201,553,536, comprising 129,256,327 Shares as at 7 August 2006.

	Number of Shares	Percentage of issued Shares (%)
Shares agreed to be acquired by the Company on 21 August 2006 and the consideration to be paid by the Company[2]	476,000 at S$2.08 per Share	0.368
	698,000 at S$2.09 per Share	0.540
Total	92,377,426	71.468

Accordingly, as at 21 August 2006, the Company and parties acting or presumed to be acting in concert with the Company owned, controlled or had agreed to acquire an aggregate of 92,377,426 Shares, representing approximately 71.468 per cent. of the issued Shares.

4. Responsibility Statement

The directors of the Company have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to CIHL and its subsidiaries and associated companies), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
21 August 2006

2 Excludes brokerage commissions, clearing fees and GST.

JOINT ANNOUNCEMENT

GP INDUSTRIES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 199502128C)

CIH LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 199106357H)

RESULTS OF COURT MEETING AND EGM ON 30 AUGUST 2006

The respective boards of directors of GP Industries Limited ("**GPIL**") and CIH Limited ("**CIHL**") are pleased to announce that:

(i) at the meeting (the "**Court Meeting**") of the Scheme Shareholders (as defined in the scheme document dated 11 August 2006 ("**Scheme Document**")) convened by an Order of the High Court of Singapore and held today, the Scheme Shareholders present either in person or by proxy have, by the requisite majority in number representing not less than 75 per cent. in value, voted in favour of the proposed scheme of arrangement pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore to privatise CIHL (the "**Scheme**"); and

(ii) at the Extraordinary General Meeting ("**EGM**") of GPIL duly convened and held today the ordinary resolution relating to the matters set out in the Notice of EGM dated 11 August 2006 was duly passed.

Subject to the Scheme being sanctioned and approved by the High Court of Singapore and a copy of the Order of Court being lodged with the Accounting and Corporate Regulatory Authority in Singapore, the Scheme is expected to become effective on or about 29 September 2006.

A further announcement of the books closure date will be made in due course to determine:

(i) the entitlements of Scheme Shareholders to the Consideration Shares and all shareholders of CIHL to the Special Dividend pursuant to the Scheme; and

(ii) the entitlements of GPIL Shareholders to the GPIL Dividend.

Trading of Odd Lots

CIHL is pleased to inform that special arrangements have been made for the trading of odd lots of the Consideration Shares at concessionary brokerage fees. Scheme Shareholders should note that this arrangement is made only to facilitate the trading of odd lots of Consideration Shares allotted and issued pursuant to the Scheme.

During the one month period commencing on or around 23 October 2006 up to (and including) 23 November 2006, UOB Kay Hian Private Limited ("**UOB KH**") has agreed to reduce its minimum brokerage fee for trades in such odd lots of Consideration Shares (up to 999 Consideration Shares in any one contract), from S$40.00 to S$20.00 (excluding goods and services tax and SGX-ST clearing and access fees) for each contract.

Entitled Scheme Shareholders who intend to use UOB KH to facilitate the trading of their odd lots of Consideration Shares received pursuant to the Scheme should note that if they do not have existing accounts with UOB KH, they can open accounts with UOB KH by visiting in

person UOB KH's office at 80 Raffles Place, #30-01,UOB Plaza 1, Singapore 048624, or by calling UOB KH's client services hotline at (65) 6536 9338.

A letter confirming the arrangements for trading of odd lots of Consideration Shares (together with account opening forms for UOB KH) will be despatched to Scheme Shareholders in due course.

Responsibility Statements

The directors of GPIL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to CIHL) are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GPIL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The directors of CIHL (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement (other than those relating to GPIL) are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of CIHL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

Unless otherwise defined, capitalised terms shall have the same meanings as defined in the Scheme Document.

BY ORDER OF THE BOARD OF
GP INDUSTRIES LIMITED

Tan San-Ju
Company Secretary

BY ORDER OF THE BOARD OF
CIH LIMITED

Caroline Yeo
Company Secretary

30 August 2006
Singapore